NINE ENERGY SERVICE, INC.

2001 Kirby Drive, Suite 200

Houston, Texas 77019

(281) 730-5100

November 12, 2019

Via EDGAR

Kevin Dougherty and Laura Nicholson

Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Nine Energy Service, Inc.
Registration Statement on Form S-3
File No. 333-233875

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Nine Energy Service, Inc., a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-3, File No. 333-233875, as amended (the “Registration Statement”), to 4:00 p.m., Eastern Time, on Thursday, November 14, 2019, or as soon thereafter as practicable.

Please contact Lanchi D. Huynh of Kirkland & Ellis LLP at (214) 972-1673, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely, NINE ENERGY SERVICE, INC.

By:	/s/ Theodore R. Moore
Name:	Theodore R. Moore
Title:	Senior Vice President and General Counsel

cc:	Ann G. Fox, President and Chief Executive Officer, Nine Energy Service, Inc.
Matthew R. Pacey, P.C., Kirkland & Ellis LLP
Lanchi D. Huynh, Kirkland & Ellis LLP